Exhibit 99.1

MATERIAL CHANGE REPORT
1.    Name and Address of Company:
Bellatrix Exploration Ltd. ("Bellatrix" or the "Company")
1920, 800-5th Avenue S.W.
Calgary, Alberta T2P 3T6
2.    Date of Material Change:
July 25, 2018
3.    News Release:
On July 26, 2018 a news release was issued and disseminated through the facilities of a recognized newswire service.
4.    Summary of Material Change:
On July 26, 2018, the Company announced that it had entered into an agreement (the "Note Purchase Agreement") with funds advised by FS/EIG Advisor, LLC and FS/KKR Advisor, LLC (together, the "Exchanging Noteholders") to exchange US$80 million of the Company's outstanding 8.5% senior unsecured notes due 2020 (the " 2020 Notes") for US$72 million of 8.5% second lien notes due 2023 (the "Second Lien Notes").
In addition, the Exchanging Noteholders agreed to subscribe for between US$30 million and US$40 million of additional Second Lien Notes (the "New Money Notes"), with the proceeds to be used for drilling and further acquisitions and exchanges of 2020 Notes.
The Exchanging Noteholders have also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future 2020 Note exchanges on or before December 31, 2018.
Finally, Bellatrix has agreed to issue warrants to purchase common shares of Bellatrix ("Warrants") representing approximately 5% of the Company’s issued and outstanding shares to the Exchanging Noteholders, with the actual number of Warrants and the exercise price thereof to be determined at the time of their issuance, and subject to applicable Toronto Stock Exchange rules.
5.    Full Description of Material Change:

5.1	Full Description of Material Change
On July 25, 2018, Bellatrix entered into the Note Purchase Agreement with the Exchanging Noteholders to exchange US$80 million of the Company's outstanding 2020 Notes for US$72 million of 8.5% Second Lien Notes. In addition, the Exchanging Noteholders agreed to subscribe for between US$30 million and US$40 million of New Money Notes, with the proceeds to be used for drilling and further acquisitions and exchanges of 2020 Notes.
The Exchanging Noteholders have also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future 2020 Note exchanges on or before December 31, 2018. The agreement also provides for the ability to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising transactions.
Bellatrix also agreed to issue Warrants representing approximately 5% of the Company’s issued and outstanding shares to the Exchanging Noteholders, with the actual number of Warrants and the exercise price thereof to be determined at the time of their issuance, and subject to applicable Toronto Stock Exchange rules. The Warrants will only vest if and when the Company accesses any of the incremental US$50 million of Second Lien Note capacity, and the issuance of Bellatrix common shares pursuant to the exercise of the Warrants will be subject to the approval of the Toronto Stock Exchange. In addition, if any of the incremental US$50 million of Second Lien Note capacity is utilized, then the New Money Notes will be limited to US$30 million.
The transactions are the result of discussions that occurred over the past several months with holders of a majority of the Company's outstanding 2020 Notes, and the consideration by the board of directors of Bellatrix and an independent special committee thereof, with advice from legal and financial advisors, of a variety of financing and strategic alternatives.

In combination, the transactions will extend the maturity of over one-third of the Company's existing 2020 Notes by three years and reduce outstanding debt by $8 million.
The completion of the transactions is subject to customary closing conditions, including the approval of such transactions by the Company's lenders under its $100 million senior credit facilities (the "Credit Facilities") and the negotiation and entering into of certain documentation and agreements between the lenders under the Credit Facilities and the Exchanging Noteholders. If such conditions are not satisfied, the transactions described herein may not be completed on the terms and timelines contemplated herein or at all.

5.2	Disclosure of Restructuring Transaction
Not applicable.
6.    Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.
7.    Omitted Information:
Not applicable.
8.    Executive Officer:
For further information, contact Mr. Charles Kraus, Executive Vice President, General Counsel & Corporate Secretary, at (403) 266-8670.
9.    Date of Report:
August 3, 2018.
Note Regarding Forward-Looking Statements Advisory
Certain information contained in this material change report may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "forecast", "believe", "expect", "position", "maintain", "continue", "plan", "future", "estimate", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this material change report contains forward-looking statements concerning the expected details of the Second Lien Notes; the expected terms and conditions of the Second Lien Notes, New Money Notes and additional Second Lien Notes, the conditions for completion of the transactions contemplated in this material change report.

Forward-looking statements necessarily involve risks, including, without limitation, the risk that the transactions contemplated herein will not be completed as a result of the conditions to completion of such transactions not being met; the lenders under the Credit Facilities not consenting to the transactions contemplated herein; the lenders under the Credit Facilities insisting on certain terms that are not acceptable to the Exchanging Noteholders, which results in the transactions contemplated herein not being completed; the Exchanging Noteholders insisting on certain terms that are not acceptable to the lenders under the Credit Facilities, which results in the transactions contemplated herein not being completed; the use of proceeds from the sale of the New Money Notes; the failure to receive Toronto Stock Exchange approval for listing of the Bellatrix common shares on exercise of the Warrants result in the Company not being able to complete the additional note exchanges. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations.

In addition, to other assumptions used for the purposes of the forward-looking statements contained here, Bellatrix has made assumptions that the conditions to completion of the transactions contemplated hereby will be met; the lenders under the Credit Facilities will consent to the transactions contemplated herein; and the lenders under the Credit Facilities will come to agreeable terms with the Exchanging Noteholders. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things, the closing of the exchange transaction and the timely receipt of any required regulatory approvals. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information

Form for the year ended December 31, 2017) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at July 26, 2018 and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.